UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549

                              FORM 12-b25

                       NOTIFICATION OF LATE FILING



[ ] Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-QSB  [ ] Form N-SAR

For Period Ended: March 31, 2004

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the transition Period Ended:

       Nothing in this Form shall be construed to imply that the Commission has verified any Information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                     PART I - REGISTRANT INFORMATION

Full Name of Registrant: PTS, Inc.

Former Name, if Applicable: Elast Technologies, Inc.

                       3355 Spring Mountain Road (Suite 63)
           ---------------------------------------------------------
           Address of principal executive office (Street and Number)

                              Las Vegas, NV 89102
                            ------------------------
                            City, State and Zip Code

                   PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or quarterly report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject Quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule12b-25(c) has been attached if applicable.

                      PART III - NARRATIVE

     The Company was unable to file its Annual Report on Form 10-QSB for the period ending March 31, 2004 due to additional work required to review its financial statements. The Company was unable to eliminate the delays associated with these matters, as they relate to the preparation of its Quarterly Report on Form 10-QSB, without unreasonable effort or expense.

                   PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Peter Chin   (702) 878-3388

(2) Have all or other periodic report required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X]  Yes  [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ]  Yes  [X]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See explanation below:

PTS, Inc. has caused this notification to be signed on its by the undersigned, thereunto duly authorized.

Date:  May 14, 2004

By:  /s/ Peter Chin
     Peter Chin, President